SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                September 5, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------                         ------------------
CUSIP No. 629519109                                           Page 2 of 10 Pages
-------------------------------------                         ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                       I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                5,750,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                         ------------------
CUSIP No. 629519109                                           Page 3 of 10 Pages
-------------------------------------                         ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                3,691,500
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,691,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,691,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                         ------------------
CUSIP No. 629519109                                           Page 4 of 10 Pages
-------------------------------------                         ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                5,750,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 (the "Amendment") amends the Schedule 13D filed on April 17, 2006 (together with Amendment No. 1 thereto previously filed on April 27, 2006, Amendment No. 2 thereto previously filed on June 15, 2006 and Amendment No. 3 thereto previously filed on August 16, 2006, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.


Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

     The Funds expended an aggregate of approximately $27,623,678 of their own investment capital to acquire the 5,750,000 shares of Common Stock held by them (the "Shares"), and the Offshore Fund expended an aggregate of approximately $17,800,916 of its own investment capital to acquire its 3,691,500 shares of Common Stock. All Shares were acquired in open market purchases on the Nasdaq National Market.


Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On September 5, 2006, the Reporting Persons sent a letter to the Company demanding the right to inspect certain books and records of the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware. Such right is being demanded in order (i) to investigate whether members of the board of directors of the Company have engaged in gross mismanagement in managing the affairs of the Company, (ii) to investigate whether such members breached, and are continuing to breach, their fiduciary duties to the Company and the stockholders, (iii) to determine whether to conduct a proxy contest to replace the members of the board of directors and (iv) to determine whether to commence litigation against members of the board for the breaches of fiduciary duty, among other wrongs.

     A copy of the letter to the Company is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety.


Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Amendment, the Management Company beneficially owns 5,750,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.5% of the 60,376,349 shares of Common Stock outstanding as of July 27, 2006, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006.

     As of the date of this Amendment, the Offshore Fund directly beneficially owns 3,691,500 shares of Common Stock, which represent 6.1% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 5,750,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 3,691,500 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in the Common Stock since the most recent filing on Schedule 13D.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedule A and Schedule B were effected in the Nasdaq National Market.

     Except as set forth above and on Schedule A and Schedule B, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


Item 7.   Material to be Filed as Exhibits.

   99.1 Letter, dated September 5, 2006, from the Management Company to the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 5, 2006


                                             THIRD POINT LLC



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Chief Executive Officer




                                             THIRD POINT OFFSHORE FUND, LTD.



                                             By: /s/ Daniel S. Loeb
                                                 -------------------------------
                                                 Name:   Daniel S. Loeb
                                                 Title:  Director





                                             /s/ Daniel S. Loeb
                                             -----------------------------------
                                             Daniel S. Loeb



               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]

                             Schedule A


             (Transactions by the Funds in Common Stock
            since the most recent filing on Schedule 13D)


  Date       Transaction            Shares        Price Per Share($)
  ----       -----------            ------        ------------------

--------- ----------------- --------------------- ------------------

8/31/06           BUY               43,000             5.93
--------- ----------------- --------------------- ------------------

8/31/06          SELL              (43,000)            5.93
--------- ----------------- --------------------- ------------------

                             Schedule B


         (Transactions by the Offshore Fund in Common Stock since the most recent filing on Schedule 13D)


  Date       Transaction            Shares        Price Per Share($)
  ----       -----------            ------        ------------------

--------- ----------------- --------------------- ------------------

8/31/06           BUY               35,600             5.93
--------- ----------------- --------------------- ------------------